SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2009	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: May 21, 2009	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News Release dated May 21, 2009

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Advanced Technologies announces new ESN®
production facility to be built in New Madrid, Missouri
May 21, 2009- ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it will proceed with construction of a new facility for production of our branded polymer coated nitrogen product, ESN®, which has been specifically designed for the agricultural markets. New Madrid, Missouri has been selected as the home of the new ESN® facility.
“We are excited about the opportunity to increase our production capacity of ESN® so that we can continue to meet the growing demand for this unique product. We selected New Madrid due to its great access to markets, its skilled workforce and its location on the Mississippi River, making it ideally suited for our business,” said Andrew Mittag, President, Agrium Advanced Technologies.
The coating facility will have an annual production capacity of 120,000 tons, and has been designed such that capacity could be doubled in the future. The incremental capacity will bring our total ESN® production capacity to 360,000 tons at three separate locations. All plans will be finalized shortly and groundbreaking on the new facility is expected to begin in early June 2009. The plant is expected to cost approximately $36 mm, be operational in 2010, and have 18 full-time employees.
ESN®, or Environmentally Smart Nitrogen, is an innovative, controlled-release agricultural fertilizer. ESN features a unique semi-permeable polymer coating that allows water to enter the urea granule, dissolve the nitrogen inside based on temperature and moisture, and release as the plant needs it.
ESN® is a product widely used by growers of corn, wheat, canola, potatoes, and other crops. The benefits are numerous including a more controlled release of nitrogen which makes it a more environmentally friendly fertilizer and produces greater yielding crops. More information can be found at www.smartnitrogen.com.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

About Agrium Advanced Technologies
Agrium Advanced Technologies is a strategic business unit of Agrium Inc., a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium Advanced Technologies is the leading manufacturer and marketer of slow- and controlled-release fertilizers and micronutrients in the Agriculture, professional Turf and Ornamental, consumer lawn and garden, and specialty agriculture markets. Agrium Advanced Technologies’ brands include: ESN®, POLYON®, XCU™, NITROFORM®, NUTRALENE®, and DURATION CR® slow- and controlled-release fertilizers and PRECISE® controlled-release plant protection. These products utilize proprietary advanced generation technologies to control nutrient release for improved plant growth and environmental performance.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Company’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, general economic, market and business conditions, potential changes in construction costs or regulatory or environmental approvals, estimated time of completion of the facility, as well as the ultimate production capacity reached, changes in the Company’s anticipated financing requirements and the method of financing such requirements and changes in securities and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com